

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-mail
Gordon Pratt
President and Chief Executive Officer
1347 Capital Corp.
150 Pierce Road, 6th Floor
Itasca, IL 60143

> **Re:** **1347 Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-195695**

Dear Mr. Pratt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates. As an example, provide support for your discussion of third party rents and related fees in the Chicago metropolitan area, which you highlight on page 83.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please file the legal opinion with your next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have comments. Note that the draft should be filed as EDGAR correspondence.

5.   Please tell us whether any of your governing documents restrict the amount of leverage you may utilize in connection with a targeted business combination.

Prospectus Summary

General, page 1

6.   We note your disclosure on page 2 regarding the experiences of your officers and director in consummating acquisitions within the insurance industry. Please revise to provide balancing disclosure regarding adverse experiences. Please also disclose the price per share immediately following the combination with UIHC, as well as the benefits to your officers and directors in such transactions.

7.   Please expand your disclosure on page 2 to provide similar prior performance information for other SPACs with which your control persons previously were or are concurrently associated.

The Offering, page 6

Offering proceeds to be held in the trust account, page 12

8.   Please also revise to clarify whether the currently outstanding $125,000 loan is also subject to forfeiture if the company fails to effect a business combination.

Risk Factors

Risks Associated with Our Business, page 23

General

9.   We note your disclosure on page 57 that you are not prohibited from entering into a business combination with an affiliate. Please add related risk factor disclosure.

10.   It appears that your working capital holdback is insufficient to cover your currently projected expenses. Please add applicable risk factor disclosure or advise.

11.   We note that there are no limitations on reimbursable expenses to your executives incurred in connection with their evaluation of potential acquisition targets and that you cannot currently project the scope of such expenses. Please add risk factor disclosure to discuss attending risks to investors arising from the reduction of available funds to consummate a business combination.

Use of Proceeds, page 42

12.   Please confirm that EarlyBirdCapital will receive the 3% underwriting discount and clarify whether this fee is in addition to the 3.5% fee payable to EarlyBirdCapital referenced in footnote (3).

13.   We note the following disclosure on page 43: "Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 18,000 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share of common stock sold to the public in this offering." Please disclose what steps the company has taken to ensure that the insiders have sufficient funds for such purchases.

Dilution, page 47

14.   Please revise the "insiders" section of your second table to also disclose the dilutive impact of past private placements to insiders. We note your disclosure on page 82 regarding your issuance of shares to insiders for $0.02 per share.

15.   Please provide to us your calculations for the amount provided in the table for Pro forma net tangible book value after this offering and the sale of the private units and $15 Exercise Price Sponsor Warrants. In addition, please reconcile the difference between the narrative discussion of pro forma net tangible book value as of April 18, 2014 to the amount provided in your tabular disclosure. Further, please provide additional disclosure of the dilutive impacts should your underwriters elect to exercise their over-allotment option.

16.   We note that you have included proceeds from the sale of the unit purchase option ("UPO") available to your underwriters in calculating the numerator for purposes of determining pro forma net tangible book value after your offerings. However, it is unclear whether the exercise of such purchase option has been reflected in calculating the dominator. Please revise your disclosure to clarify your assumption with regards to the exercise of UPO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

17.   Please include disclosure of your expenses to date.

Number and Terms of Office of Officers and Directors, page 72

18.   Please revise to disclose the number of total directors and the number of independent directors you intend to have.

Conflicts of Interests, page 76

19.   Please revise to further explain the mechanics of the right of first refusal, particularly how you intend to interpret "initiated any contacts" and informal discussion. Given the breadth of these exceptions, please consider adding appropriate risk factor disclosure.

Principal Stockholders, page 79

20.   Your current disclosure in this section is currently unclear. Please see Instruction (5) to Item 403 of Regulation S-K and clarify who holds the voting and investment power over these shares.

21.   We also note your discussion at the bottom of page 80 regarding certain prohibitions and arrangements between you and the insiders. Please confirm that these provisions are covered by your letter agreements that you will file as exhibits 10.2(a) and (b).

Certain Transactions, page 83

22.   Please revise to include a discussion of your engagement of EarlyBirdCapital to assist with your business combination in this section, as well as any fees payable and the 300,000 unit option grant.

Description of Securities, page 86

Purchase Option, page 90

23.   Please revise to clearly state whether you could ever be required to net-cash settle the
        UPO.

Notes to Financial Statements, page F-1

Note 1 – Organization and Plan of Business Operations and Going Concern Consideration, page
F-7

24.   You disclose that the Company's insiders have committed to purchase 600,000 warrants
        at $0.50 per warrant. Please tell us how you valued these warrants.

Note 6 – Commitments, page F-10

25.   Please revise to disclose the fair value of the UPO. Your disclosure should include, but
        not be limited to, the model and valuation assumptions used to value this option. Please
        also expand your disclosure outside of the financial statements regarding this valuation,
        as appropriate.

Part II

Item 17. Undertakings, page II-5

26.   Please include undertakings pursuant to Items 512 (a)(1), 512 (a)(3), and 512(a)(6) or tell
        us why this is not appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Angela McHale, Senior Counsel, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP